December 12, 2008

Mr. Anthony W. Thompson
Chairman and Chief Executive Officer
TNP Strategic Retail Trust, Inc.
1900 Main Street, Suite 700
Irvine, CA 92614

> **Re: TNP Strategic Retail Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed November 4, 2008**
> **File No. 333-154975**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

2.   We note that you may conduct the share redemption program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption, you may contact the Division of Market Regulation.

3.   Please provide the disclosure regarding promoters required by Item 11(d) of Form S-11, including the names of the promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter.

4.   Please disclose whether you intend to acquire servicing rights in connection with your investments.

5.   Please include a discussion as to how the offering price was determined. See Item 505 of Regulation S-K.

6.   Please include the information required by Item 506 of Regulation S-K.

Borrowing Policy, page 8

7.   We refer to your statements on pages 8 and 42 that you expect to temporarily borrow in excess of your long-term targeted debt level. Please tell us how long you anticipate maintaining a debt level in excess of your 50 percent target level and how you intend to repay debt exceeding your target level. Also, please clarify whether or not you will exceed the "300 percent" limitation on borrowing set forth in your charter.

Investment Strategy, Objectives and Policies, page 37

8.   Please disclose approximately what percentage of the net proceeds from the offering you anticipate investing in retail properties and what percentage you anticipate investing in real estate-related assets.

Management

Duties of Directors, page 46

9.   We refer to your discussion on page 47 that your independent directors are responsible for determining the compensation to be paid to your advisor. As most

of the fees to your advisor appear to be fixed percentages as set forth in the Management Compensation Table on page 56, it is unclear to us what compensation the independent directors will be reviewing and determining. Please expand your disclosure to clarify what elements of your advisor's compensation will be set by your independent directors. In addition, please include disclosure in the Management Compensation Table clarifying that certain elements may be discretionary, if true.

Directors and Executive Officers, page 48

10.   We note that upon the completion of the offering, your board of directors will consist of five members. Please revise your disclosure to name the fifth director nominee at such time as he or she has been identified.

11.   Please discuss what experience, if any, your executive officers have in operating a REIT.

12.   Please disclose, to the extent known, whether any of your executive officers, directors or affiliates intends to purchase shares for their own account in the offering.

Compensation of Executive Officers and Directors, page 50

13.   Please expand your disclosure regarding your policy of granting equity-based awards to your executive officers. For example, in light of the fact that these persons provide you services in fulfillment of their duties as employees of the advisor and the advisor's contractual duty to you under the advisory agreement, please disclose how you consider the amount of the fee paid to the advisor and the amount of salary and incentive compensation already paid to such employees by the advisor in determining the amount of any grant. In addition, please disclose whether the advisory agreement requires that specific employees of the advisor provide services on your behalf, and if not, how this impacts the usefulness of awarding equity-based compensation to particular persons.

Management Compensation Table, page 56

14.   Please expand the fee table to reference the long-term incentive plan as it relates to the advisor and its employees and clarify, if true, that there are no limits on the expense reimbursement provisions.

Conflicts of Interest, page 61

15.   Please expand your disclosure regarding any current affiliated entities that may compete with you, including the number of real estate programs, the amount available for investment and the term of such programs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 70

16.   We note that you have included a discussion of the accounting policies that your management considers to be most critical once you commence significant operations. Since you intend to invest in and manage a portfolio of income-producing retail properties and to invest in or originate mortgage, mezzanine, bridge, and other loans related to commercial real estate, please expand your disclosure to include a discussion of your critical accounting policies related to these real estate assets and loans. Please also update the Significant Accounting Policies disclosure in your footnotes.

The Operating Partnership Agreement, page 74

17.   We refer to the third paragraph and note your statement that the summary covers certain provisions of the limited partnership agreement. Please revise to clarify that the summary discusses the material provisions of the agreement.

18.   We refer to your disclosure on page 76 regarding the redemption rights of the special units. Please disclose the dollar amount for which the special units may be redeemed.

Share Redemption Program, page 82

19.   Please state whether or not shareholders will be subject to a holding period prior to becoming eligible to participate in the share redemption program.

Plan of Distribution, page 113

20.   Please disclose whether TNP Securities, Inc. is a registered broker-dealer.

Minimum Offering, page 113

21.   Please disclose here and throughout the prospectus, where appropriate, how the rate of interest to be earned by funds placed in escrow will be determined.

Other Discounts, page 116

22.   Please disclose the discounted share price at which your executive officers, directors and affiliates will be able to purchase shares in the offering.

# # # #

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jessica, Barberich, Staff Accountant, at (202) 551-3782 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Rosemarie A. Thurston, Esq.
        Alston & Bird LLP
        Via facsimile (404) 253-8447